UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Hanesbrands Inc. Employee Benefits Administrative Committee
Hanesbrands Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Hanesbrands Inc. Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Charlotte, North Carolina
June 28, 2016

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2015	December 31, 2014
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$684,673,422	$666,034,773

Receivables
Participant contribution receivable	1,046,042	737,926
Company-match contribution receivable	1,551,563	2,340,321
Notes receivable from participants	13,301,542	11,736,580
Discretionary Company contribution receivable	10,100,983	9,594,112
Other contribution receivable	—	30,914
	26,000,130	24,439,853
Total assets	710,673,552	690,474,626

Liabilities
Accrued expenses	(565,800)	(547,148)

Net Assets Available for Benefits at Fair Value	710,107,752	689,927,478

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(614,327)	(1,416,458)

Net Assets Available for Benefits	$709,493,425	$688,511,020

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$6,471,504	$65,987,442
Interest income on notes receivable from participants	367,578	527,044
Contributions
Company	20,015,480	20,082,908
Participants	20,538,887	18,365,734
Other	—	30,914
Total contributions	40,554,367	38,479,556

Benefits paid to participants	(57,018,424)	(86,456,120)
Administrative expenses	(1,540,922)	(1,653,992)
Net increase (decrease)	(11,165,897)	16,883,930

Transfer in from qualified retirement plans	32,148,302	22,447,195

Net assets available for benefits
Beginning of year	688,511,020	649,179,895

End of year	$709,493,425	$688,511,020

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On December 31, 2015, the Gear For Sports Profit Sharing and 401(k) Plan and the Knights Apparel, Inc. 401(k) Plan were merged into the Plan and assets of $28,519,462 and $3,628,840 respectively were combined with the Plan’s assets in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). On December 31, 2014, the Maidenform, Inc. Savings Plan was merged into the Plan and all assets were combined with the Plan’s assets in the HBI Investment Trust.

Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).

For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2015 and 2014, the total matching contribution by the Company was $9,914,497 and $10,828,796, respectively.

For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for an annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. For the participants in the Gear For Sports Profit Sharing and 401(k) Plan and the Knights Apparel, Inc. 401(k) Plan that were merged into the Hanesbrands Inc. Retirement Savings plan during the year, their first year of eligibility for the annual Company contribution will be in 2017. For the years ended December 31, 2015 and 2014, the total annual contribution by the Company was $10,100,983 and $9,594,112, respectively.

For the years ended December 31, 2015 and 2014, $0 and $340,000 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

Vesting
Participants’ contributions are 100% vested at all times. Active employees with amounts received as matching contributions on December 31, 2007 became 100% vested in those amounts (including future matching contributions). Amounts received as matching contributions for employees who first become eligible for matching contributions on or after January 1, 2008 are subject to a two-year cliff vesting schedule; amounts received as annual Company contributions vest 20% after each year of service with 100% vesting after five years of service. Annual Company contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.

Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amount shall be forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.

Forfeited balances as of December 31, 2015 and 2014 were $1,045,411 and $407,211, respectively.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 10.25% at December 31, 2015 and 2014. Principal and interest is paid through payroll deductions.

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

Valuation of Investments
The Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.

The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, collective trusts and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on the fair value of the underlying investments in each collective trust.

The stable value fund is reported at fair value based on the fair value of the underlying investments. These underlying investments, which are comprised of high quality, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at fair value. However, contract value is a relevant measurement attribute as these investment contracts are fully benefit-responsive.

Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. The average crediting interest rate of the investment contracts as of December 31, 2015 and 2014 was approximately 1.97% and 2.07%, respectively. The average yield for the investment contracts for the years ended December 31, 2015 and 2014 was approximately 1.95% and 1.55%, respectively. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice. The Statements of Net Assets Available for Benefits present the fair value of the stable value fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits present the contract value of the investment contracts.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Benefit Payments
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

Recent Accounting Pronouncements
In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), followed in July by ASU 2015-12, Defined Benefit Pension Plans, Defined Contribution Pension Plans, and Health and Welfare Benefit Plans. These ASUs simplify or eliminate some of the financial statement reporting and disclosures that were previously required for employee benefit plans. Both ASUs require retrospective application (except for guidance in Part III of ASU 2015-12, which should be applied prospectively), and permit early adoption. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, and plans can early adopt any of the three parts without early adopting the other parts. The amendments in ASU 2015-07 are effective for plans for fiscal years beginning after December 15, 2016. Management does not expect the new accounting pronouncement to have a material impact on the financial statements.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
In 2014, the Company terminated the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico and the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico (the “Puerto Rico Plans”), two plans sponsored by the Company that also participated in the HBI Investment Trust. As of December 18, 2014, all account balances were distributed from each of the terminated plans in accordance with the terms of the plans.
The interest of each plan in the HBI Investment Trust is based on that plan's participants’ account balances within each investment fund. Investment income relating to the HBI Investment Trust is allocated to each plan based on the balances invested by each plan.

The Plan’s interest in the net assets of the HBI Investment Trust was approximately 100% at December 31, 2015 and 2014. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2015	December 31, 2014
Investments, at fair value
Hanesbrands common stock	$84,274,777	$84,092,052
Investment in collective trusts	443,155,162	444,327,014
Investment in registered investment companies	68,430,327	64,522,411
Stable value fund	56,670,889	49,869,353
Total investments	652,531,155	642,810,830

Non-interest bearing cash	32,148,302	22,447,195
Net receivables (payables)	(6,035)	776,748

Net assets of HBI Investment Trust at fair value	684,673,422	666,034,773

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(614,327)	(1,416,458)

Net assets of HBI Investment Trust	$684,059,095	$664,618,315

The aggregate net investment income allocated to the Savings Plans from the HBI Investment Trust for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Interest and dividend income	$3,794,936	$9,854,520
Net appreciation in fair value of investments
Hanesbrands common stock	4,803,497	31,070,048
Collective trusts	(513,416)	6,288,320
Investment in registered investment companies	(1,613,513)	19,283,518

Net investment income	$6,471,504	$66,496,406

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2015 and 2014, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts, registered investment companies and a stable value fund. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.

The underlying investment portfolio of the stable value fund is comprised of high quality, fixed income securities that are held in various collective trusts and separate accounts valued at net asset values that approximate fair value and are categorized as Level 2. The inputs used in valuing the underlying investments in the collective trusts and separate accounts include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data. Participant transactions (issuances and redemptions) may occur daily.

There were no transfers in or out of any level during the years ended December 31, 2015 and 2014. There were no changes during the years ended December 31, 2015 and 2014 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2015 and 2014, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$84,274,777	$—	$—	$84,274,777

Registered investment companies:
U.S. bond index funds	7,890,818	—	—	7,890,818
Foreign bond funds	3,155,704	—	—	3,155,704
U.S. equity index funds	52,139,254	—	—	52,139,254
Foreign equity funds	5,244,551	—	—	5,244,551
Total registered investment companies	68,430,327	—	—	68,430,327

Collective trusts:
U.S equity funds	—	12,766,777	—	12,766,777
Foreign equity index funds	—	5,243,711	—	5,243,711
Target retirement date funds	—	415,145,503	—	415,145,503
Short-term fund	—	9,999,171	—	9,999,171
Total collective trusts	—	443,155,162	—	443,155,162

Stable value fund:
Collective trusts	—	45,520,960	—	45,520,960
Separate accounts	—	11,149,929	—	11,149,929
Total stable value fund	—	56,670,889	—	56,670,889

Total investment assets at fair value	$152,705,104	$499,826,051	$—	$652,531,155

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$84,092,052	$—	$—	$84,092,052

Registered investment company:
U.S. bond index funds	6,865,404	—	—	6,865,404
Foreign bond funds	3,505,798	—	—	3,505,798
U.S. equity index funds	48,305,669	—	—	48,305,669
Foreign equity funds	5,845,540	—	—	5,845,540
Total registered investment company	64,522,411	—	—	64,522,411

Collective trusts:
U.S equity funds	—	12,828,427	—	12,828,427
Foreign equity index funds	—	5,860,138	—	5,860,138
Target retirement date funds	—	418,754,223	—	418,754,223
Short-term fund	—	6,884,226	—	6,884,226
Total collective trusts	—	444,327,014	—	444,327,014

Stable value fund:
Collective trusts	—	38,972,666	—	38,972,666
Separate accounts	—	10,896,687	—	10,896,687
Total stable value fund	—	49,869,353	—	49,869,353

Total investment assets at fair value	$148,614,463	$494,196,367	$—	$642,810,830

NOTE F - TAX STATUS
By letter dated September 27, 2013, the Internal Revenue Service determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan’s management believes the Plan remains in compliance with the applicable requirements of the IRC.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2015 and 2014

December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan’s management believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust and the Plan, respectively, were invested in investments managed by State Street or Voya, the trustee and former recordkeeper of the Plan, respectively; therefore, these transactions qualify as party-in-interest transactions. In addition, certain investments were issued and managed by Invesco, the stable value fund investment manager.

Approximately 12.9% and 13.1% of the HBI Investment Trust’s assets as of December 31, 2015 and 2014, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2015 and 2014, the Plan held 2,876,272 and 3,013,512 shares, respectively, of Hanesbrands common stock that had a fair value of $84,274,777 and $84,092,052, respectively. The aforementioned share amounts reflect the four-for-one stock split which occurred in March 2015.

"Other contributions" in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014 represents contributions from the record keeper into the Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$709,493,425	$688,511,020
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	614,327	1,416,458
Amounts allocated to withdrawing participants	(155,029)	—
Amounts of deemed distributions	—	148,426

Net assets available for benefits per the Form 5500	$709,952,723	$690,075,904
The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2015 to the Form 5500:

Investment income per the financial statements	$6,471,504
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(802,131)

Investment income per the Form 5500	$5,669,373
The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2015 to the Form 5500:

Benefits paid to participants per the financial statements	$57,018,424
Amounts allocated to withdrawing participants at
December 31, 2015	155,029
Amounts of deemed distributions	148,426

Benefits paid to participants per the Form 5500	$57,321,879
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Average maturity date of 2.77 years, bearing interest at 3.25% to 10.25%, collateralized by participants’ account balances	$13,301,542	$13,301,542

* Denotes party-in-interest transaction

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2016	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP